GRUPO CARSO, S.A. DE C.V.

03 APR 22 AM 7:21

April 22, 2003

Securities and Exchange Comission
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of december 31, 2002 and 2001 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

21/03/03 .

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **4** Year: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**62,870,978**	**100**	**67,365,955**	**100**
2	**CURRENT ASSETS**	**20,719,678**	**33**	**24,818,710**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	2,424,913	4	3,981,641	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,419,101	12	8,372,835	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,158,497	2	1,991,073	3
6	INVENTORIES	9,623,192	15	10,261,961	15
7	OTHER CURRENT ASSETS	93,975	0	211,200	0
8	**LONG-TERM**	**2,424,598**	**4**	**2,394,113**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	59,890	0	101,085	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,828,133	3	1,763,540	3
11	OTHER INVESTMENTS	536,575	1	529,488	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,503,044**	**56**	**35,491,434**	**53**
13	PROPERTY	26,035,718	41	25,150,856	37
14	MACHINERY AND INDUSTRIAL	33,994,410	54	30,645,693	45
15	OTHER EQUIPMENT	4,466,253	7	4,467,422	7
16	ACCUMULATED DEPRECIATION	29,920,656	48	26,793,277	40
17	CONSTRUCTION IN PROGRESS	927,319	1	2,020,740	3
18	**DEFERRED ASSETS (NET)**	**3,727,579**	**6**	**4,220,480**	**6**
19	**OTHER ASSETS**	**496,079**	**1**	**441,218**	**1**
20	**TOTAL LIABILITIES**	**35,381,794**	**100**	**42,192,085**	**100**
21	**CURRENT LIABILITIES**	**16,523,773**	**47**	**20,226,592**	**48**
22	SUPPLIERS	4,272,247	12	4,655,982	11
23	BANK LOANS	6,230,599	18	6,812,827	16
24	STOCK MARKET LOANS	1,424,034	4	3,379,783	8
25	TAXES TO BE PAID	1,679,373	5	916,899	2
26	OTHER CURRENT LIABILITIES	2,917,520	8	4,461,101	11
27	**LONG-TERM LIABILITIES**	**9,767,483**	**28**	**12,076,260**	**29**
28	BANK LOANS	8,963,546	25	11,873,878	28
29	STOCK MARKET LOANS	800,000	2	0	0
30	OTHER LOANS	3,937	0	202,382	0
31	**DEFERRED LOANS**	**8,880,769**	**25**	**9,887,201**	**23**
32	**OTHER LIABILITIES**	**209,769**	**1**	**2,032**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**27,489,184**	**100**	**25,173,870**	**100**
34	**MINORITY INTEREST**	**5,595,776**	**20**	**5,074,748**	**20**
35	**MAJORITY INTEREST**	**21,893,408**	**80**	**20,099,122**	**80**
36	**CONTRIBUTED CAPITAL**	**7,283,684**	**26**	**7,312,153**	**29**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,001,452	4	1,029,417	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,511,497	16	4,512,001	18
39	PREMIUM ON SALES OF SHARES	1,770,735	6	1,770,735	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,609,724**	**53**	**12,786,969**	**51**
42	RETAINED EARNINGS AND CAPITAL RESERVE	46,109,632	168	44,388,417	176
43	REPURCHASE FUND OF SHARES	1,643,567	6	2,286,085	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,182,886)	(128)	(35,608,748)	(141)
45	NET INCOME FOR THE YEAR	2,039,411	7	1,721,215	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,424,913**	**100**	**3,981,641**	**100**
46	CASH	508,544	21	559,006	14
47	SHORT-TERM INVESTMENTS	1,916,369	79	3,422,635	86
18	**DEFERRED ASSETS (NET)**	**3,727,579**	**100**	**4,220,480**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,903,387	78	3,289,423	78
49	GOODWILL	776,301	21	924,663	22
50	DEFERRED TAXES	47,891	1	6,394	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**16,523,773**	**100**	**20,226,592**	**100**
52	FOREING CURRENCY LIABILITIES	5,907,121	36	5,028,462	25
53	MEXICAN PESOS LIABILITIES	10,616,652	64	15,198,130	75
24	**STOCK MARKET LOANS**	**1,424,034**	**100**	**3,379,783**	**100**
54	COMMERCIAL PAPER	1,424,034	100	3,379,783	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,917,520**	**100**	**4,461,101**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	24,936	1	908,810	20
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,892,584	99	3,552,291	80
27	**LONG-TERM LIABILITIES**	**9,767,483**	**100**	**12,076,260**	**100**
59	FOREING CURRENCY LIABILITIES	5,552,402	57	6,653,234	55
60	MEXICAN PESOS LIABILITIES	4,215,081	43	5,423,026	45
29	**STOCK MARKET LOANS**	**800,000**	**100**	**0**	**100**
61	BONDS	800,000	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**3,937**	**100**	**202,382**	**100**
63	OTHER LOANS WITH COST	3,937	100	202,382	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,880,769**	**100**	**9,887,201**	**100**
65	NEGATIVE GOODWILL	18,544	0	173,253	2
66	DEFERRED TAXES	8,862,108	100	9,713,948	98
67	OTHERS	117	0	0	0
32	**OTHER LIABILITIES**	**209,769**	**100**	**2,032**	**100**
68	RESERVES	143,273	68	2,032	100
69	OTHERS LIABILITIES	66,496	32	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,182,886)**	**100**	**(35,608,748)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	225,572	1	225,572	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,408,458)	(101)	(35,834,320)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 4 YEAR: 2002

OCK EXCHANGE CODE: GCARSO
UPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

JUDGED INFORMATION

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,195,905	4,592,118
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	941	943
75	EMPLOYERS (*)	44,375	43,939
76	WORKERS (*)	22,533	23,061
77	CIRCULATION SHARES (*)	866,065,800	890,250,000
78	REPURCHASED SHARES (*)	48,934,200	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**51,885,391**	**100**	**54,304,921**	**100**
2	COST OF SALES	37,034,839	71	38,025,868	70
3	**GROSS INCOME**	**14,850,552**	**29**	**16,279,053**	**30**
4	OPERATING	7,854,870	15	7,877,737	15
5	**OPERATING INCOME**	**6,995,682**	**13**	**8,401,316**	**15**
6	TOTAL FINANCING COST	2,213,445	4	2,326,877	4
7	**INCOME AFTER FINANCING COST**	**4,782,237**	**9**	**6,074,439**	**11**
8	OTHER FINANCIAL OPERATIONS	555,493	1	1,015,510	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,226,744**	**8**	**5,058,929**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,058,538	4	2,971,835	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,168,206**	**4**	**2,087,094**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	841,001	2	561,177	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,009,207**	**6**	**2,648,271**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	251,289	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,009,207**	**6**	**2,396,982**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,009,207**	**6**	**2,396,982**	**4**
19	NET INCOME OF MINORITY INTEREST	969,796	2	675,767	1
20	**NET INCOME OF MAJORITY INTEREST**	**2,039,411**	**4**	**1,721,215**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**51,885,391**	**100**	**54,304,921**	**100**
21	DOMESTIC	47,383,445	91	48,753,527	90
22	FOREIGN	4,501,946	9	5,551,394	10
23	TRANSLATED INTO DOLLARS (***)	452,901	1	551,907	1
6	**TOTAL FINANCING COST**	**2,213,445**	**100**	**2,326,877**	**100**
24	INTEREST PAID	3,046,929	138	3,470,450	149
25	EXCHANGE LOSSES	2,664,202	120	2,821,868	121
26	INTEREST EARNED	222,025	10	399,550	17
27	EXCHANGE PROFITS	2,030,589	92	2,661,356	114
28	GAIN DUE TO MONETARY POSITION	(1,245,072)	(56)	(904,535)	(39)
8	**OTHER FINANCIAL OPERATIONS**	**555,493**	**100**	**1,015,510**	**100**
29	OTHER NET EXPENSES (INCOME) NET	790,868	142	1,064,206	105
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(235,375)	(42)	(48,696)	(5)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,058,538**	**100**	**2,971,835**	**100**
32	INCOME TAX	2,048,825	100	1,777,968	60
33	DEFERED INCOME TAX	(388,094)	(19)	683,914	23
34	WORKERS' PROFIT SHARING	486,750	24	579,045	19
35	DEFERED WORKERS' PROFIT SHARING	(88,943)	(4)	(69,092)	(2)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	51,885,392	54,304,922
37	NET INCOME OF THE YEAR	2,947,560	2,069,134
38	NET SALES (**)	51,885,391	54,304,921
39	OPERATION INCOME (**)	6,995,682	8,401,316
40	NET INCOME OF MAYORITY INTEREST(**)	2,039,411	1,721,215
41	NET CONSOLIDATED INCOME (**)	3,009,207	2,396,982

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,009,207**	**2,396,982**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,218,653	2,885,987
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,227,860**	**5,282,969**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	2,063,625	(827,343)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**6,291,485**	**4,455,626**
6	CASH FLOW FROM EXTERNAL FINANCING	(5,001,580)	(2,099,945)
7	CASH FLOW FROM INTERNAL FINANCING	(1,055,950)	(461,047)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(6,057,530)**	**(2,560,992)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,790,683)**	**(2,763,897)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,556,728)	(869,263)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,981,641	4,850,904
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,424,913	3,981,641

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,218,653**	**2,885,987**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,069,801	1,964,623
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(851,148)	921,364
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**2,063,625**	**(827,343)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	948,211	304,549
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	727,168	34,823
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	621,660	526,989
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(383,199)	(252,065)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	149,785	(1,441,639)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(5,001,580)**	**(2,099,945)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(2,537,977)	(5,265,229)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(2,028,409)	2,179,832
25	+ DIVIDEND RECEIVED	647,126	985,452
26	+ OTHER FINANCING	(1,082,320)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,055,950)**	**(461,047)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(27,965)	(5,249)
31	(-) DIVIDENS PAID	(384,963)	(372,789)
32	+ PREMIUM ON SALE OF SHARES	(643,022)	(83,009)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,790,683)**	**(2,763,897)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(265,847)	(566,429)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,350,720)	(2,452,504)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	865,282	114,404
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	84,944	259,466
39	+ (-) OTHER ITEMS	(124,342)	(118,834)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.80	%	4.41	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.32	%	8.56	%
3	NET INCOME TO TOTAL ASSETS (**)	4.79	%	3.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	41.38	%	37.74	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.83	times	0.81	times
7	NET SALES TO FIXED ASSETS (**)	1.46	times	1.53	times
8	INVENTORIES ROTATION (**)	3.85	times	3.71	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.46	%	14.97	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.28	%	62.63	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.29	times	1.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.39	%	27.69	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	27.51	%	34.03	%
15	OPERATING INCOME TO INTEREST PAID	2.30	times	2.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.47	times	1.29	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.25	times	1.23	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67	times	0.72	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.59	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.68	%	19.69	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.15	%	9.73	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.98	%	(1.52)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.06	times	1.28	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.57	%	82.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	17.43	%	18.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	131.28	%	88.73	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.31		$ 1.93	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.41		$ 2.97	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.28)	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.28		$ 22.58	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.01	times	1.43	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.08	times	16.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	866,065,800			866,065,800	1,001,452	
TOTAL			**866,065,800**	**0**	**0**	**866,065,800**	**1,001,452**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
866,065,800
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	48,934,200	29.06720	25.60000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN HUMBERTO BOTAS HERNANDEZ
TESORERO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT APRIL 21 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **4** Year: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**24,479,000**	**100**	**24,656,167**	**100**
2	**CURRENT ASSETS**	**587,300**	**2**	**1,843,605**	**7**
3	CASH AND SHORT-TERM INVESTMENTS	82,545	0	1,025,502	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	504,043	2	816,858	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	712	0	1,245	0
8	**LONG-TERM**	**23,890,493**	**98**	**22,368,959**	**91**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,890,493	98	22,368,959	91
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,207**	**0**	**1,568**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,157	0	3,208	0
16	ACCUMULATED DEPRECIATION	1,950	0	1,640	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**441,536**	**2**
19	**OTHER ASSETS**	**0**	**0**	**499**	**0**
20	**TOTAL LIABILITIES**	**2,585,592**	**100**	**4,557,045**	**100**
21	**CURRENT LIABILITIES**	**1,691,702**	**65**	**2,973,437**	**65**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	629,512	24	1,264,172	28
24	STOCK MARKET LOANS	996,363	39	1,581,919	35
25	TAXES TO BE PAID	7,932	0	2,320	0
26	OTHER CURRENT LIABILITIES	57,895	2	125,026	3
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**893,890**	**35**	**1,583,608**	**35**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**21,893,408**	**100**	**20,099,122**	**100**
36	**CONTRIBUTED CAPITAL**	**7,283,684**	**33**	**7,312,153**	**36**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,001,452	5	1,029,417	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,511,497	21	4,512,001	22
39	PREMIUM ON SALES OF SHARES	1,770,735	8	1,770,735	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,609,724**	**67**	**12,786,969**	**64**
42	RETAINED EARNINGS AND CAPITAL RESERVE	46,109,632	211	44,388,417	221
43	REPURCHASE FUND OF SHARES	1,643,567	8	2,286,085	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,182,886)	(161)	(35,608,748)	(177)
45	NET INCOME FOR THE YEAR	2,039,411	9	1,721,215	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**82,545**	**100**	**1,025,502**	**100**
46	CASH	667	1	124	0
47	SHORT-TERM INVESTMENTS	81,878	99	1,025,378	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**441,536**	**100**
48	AMORTIZED OR REDEEMED EXPENSES		0	421,410	95
49	GOODWILL		0	20,126	5
50	DEFERRED TAXES		0	0	0
51	OTHERS		0	0	0
21	**CURRENT LIABILITIES**	**1,691,702**	**100**	**2,973,437**	**100**
52	FOREING CURRENCY LIABILITIES	219,512	13	0	0
53	MEXICAN PESOS LIABILITIES	1,472,190	87	2,973,437	100
24	**STOCK MARKET LOANS**	**996,363**	**100**	**1,581,919**	**100**
54	COMMERCIAL PAPER	996,363	100	1,581,919	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**57,895**	**100**	**125,026**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	57,895	100	125,026	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**893,890**	**100**	**1,583,608**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	893,890	100	1,583,608	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,182,886)**	**100**	**(35,608,748)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	225,572	1	225,572	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,408,458)	(101)	(35,834,320)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(1,104,402)	(1,129,832)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	866,065,800	890,250,000
78	REPURCHASED SHARES (*)	48,934,200	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**267,419**	**100**	**253,444**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**267,419**	**100**	**253,444**	**100**
4	OPERATING	67,072	25	0	0
5	**OPERATING INCOME**	**200,347**	**75**	**253,444**	**100**
6	TOTAL FINANCING COST	1,113,086	416	603,301	238
7	**INCOME AFTER FINANCING COST**	**(912,739)**	**(341)**	**(349,857)**	**(138)**
8	OTHER FINANCIAL OPERATIONS	65,443	24	230,448	91
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(978,182)**	**(366)**	**(580,305)**	**(229)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(722,535)	(270)	(302,688)	(119)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(255,647)**	**(96)**	**(277,617)**	**(110)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,295,058	858	1,998,832	789
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,039,411**	**763**	**1,721,215**	**679**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,039,411**	**763**	**1,721,215**	**679**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,039,411**	**763**	**1,721,215**	**679**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**267,419**	**100**	**253,444**	**100**
21	DOMESTIC	267,419	100	253,444	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**1,113,086**	**100**	**603,301**	**100**
24	INTEREST PAID	1,357,969	122	412,008	68
25	EXCHANGE LOSSES	166,420	15	502,840	83
26	INTEREST EARNED	39,409	4	58,522	10
27	EXCHANGE PROFITS	246,303	22	295,527	49
28	GAIN DUE TO MONETARY POSITION	(125,591)	(11)	42,502	7
8	**OTHER FINANCIAL OPERATIONS**	**65,443**	**100**	**230,448**	**100**
29	OTHER NET EXPENSES (INCOME) NET	79,946	122	230,452	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(14,503)	(22)	(4)	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(722,535)**	**100**	**(302,688)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(722,535)	(100)	(302,688)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR **2002**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	267,420	253,445
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	267,419	253,444
39	OPERATION INCOME (**)	200,347	253,444
41	NET CONSOLIDATED INCOME (**)	2,039,411	1,721,215

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**2,039,411**	**1,721,215**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,836,854)	(2,174,491)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(797,443)**	**(453,276)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	708,302	(63,451)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(89,141)**	**(516,727)**
6	CASH FLOW FROM EXTERNAL FINANCING	431,639	2,716,309
7	CASH FLOW FROM INTERNAL FINANCING	(670,986)	(88,258)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(239,347)**	**2,628,051**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(614,469)**	**(2,620,845)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(942,957)	(509,521)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,025,502	1,535,023
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	82,545	1,025,502

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,836,854)**	**(2,174,491)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	691	738
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(2,837,545)	(2,175,229)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**708,302**	**(63,451)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	769,821	(179,429)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(61,519)	115,978
6	**CASH FLOW FROM EXTERNAL FINANCING**	**431,639**	**2,716,309**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,220,216)	1,071,145
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	1,651,855	1,691,472
26	+ OTHER FINANCING	0	(46,308)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(670,986)**	**(88,258)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(27,965)	(5,249)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(643,021)	(83,009)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(614,469)**	**(2,620,845)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(614,224)	(1,152,671)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(245)	(346)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	(1,467,828)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	762.63	%	679.13	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.32	%	8.56	%
3	NET INCOME TO TOTAL ASSETS (**)	8.33	%	6.98	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.16	%	(2.47)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	221.56	times	161.64	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	83.52	%	14.48	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	10.56	%	18.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.12	times	0.23	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	8.49	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.15	times	0.62	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.10	times	0.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.35	times	0.62	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.35	times	0.62	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23	times	0.40	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.88	%	34.49	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(298.20)	%	(178.85)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	264.87	%	(25.04)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.07)	times	(1.25)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(180.34)	%	103.36	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	280.34	%	(3.36)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.04	%	0.01	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.31		$ 1.93	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.31		$ 1.93	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.28		$ 22.58	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.01	times	1.43	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.08	times	16.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.